FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	……………………………………………… ,	2013

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 25, 2013	By ……/s/…… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2013

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2013

October 24, 2013

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2013	Three months ended September 30, 2012	Change(%)		Three months ended September 30, 2013

Net sales	¥913,149	¥799,949	+	14.2	$9,317,847
Operating profit	90,610	70,877	+	27.8	924,592
Income before income taxes	88,056	75,180	+	17.1	898,531
Net income attributable to Canon Inc.	¥58,822	¥50,139	+	17.3	$600,224

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥51.20	¥43.15	+	18.7	$0.52
- Diluted	51.20	43.15	+	18.7	0.52

CONSOLIDATED RESULTS FOR THE NINE MONTHS (Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projected
	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Change(%)		Nine months ended September 30, 2013	Year ending December 31, 2013	Change(%)

Net sales	¥2,696,682	¥2,528,394	+	6.7	$27,517,163	¥3,750,000	+	7.8
Operating profit	243,737	246,152	-	1.0	2,487,112	360,000	+	11.2
Income before income taxes	247,179	253,449	-	2.5	2,522,235	360,000	+	5.1
Net income attributable to Canon Inc.	¥166,231	¥163,391	+	1.7	$1,696,235	¥240,000	+	6.9

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥144.40	¥138.48	+	4.3	$1.47	¥209.07	+	9.3
- Diluted	144.39	138.47	+	4.3	1.47	-		-

	Actual
	As of September 30, 2013	As of December 31, 2012	Change(%)		As of September 30, 2013

Total assets	¥4,045,159	¥3,955,503	+	2.3	$ 41,277,133

Canon Inc. stockholders’ equity	¥2,709,442	¥2,598,026	+	4.3	$ 27,647,367

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

	2.	U.S. dollar amounts are translated from yen at the rate of JPY98=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2013, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2013 Third Quarter in Review

Looking back at the global economy in the third quarter of 2013, in the United States, although the economy continued to recover, personal spending was lacking in strength, while in Europe, the economy remained sluggish owing to austere fiscal policy. In China the pace of economic growth remained weak and the economies of other emerging countries in Asia faced slow growth due to declines in local currency values. The Japanese economy continued to recover amid improvements in the export environment along with the positive effects of stimulation measures. As for the global economy overall, there were increasing signs of a slowdown amid the prolonged economic stagnation.

As for the markets in which Canon operates amid these conditions, among office multifunction devices (MFDs), although demand for monochrome models continued to shrink, color models continued to drive growth and demand for laser printers entered a phase of moderate growth. Although demand for interchangeable-lens digital cameras showed strong growth in Japan, the expected rebound in overseas demand was delayed, while demand for digital compact cameras continued to shrink both in developed countries and emerging markets. Demand for inkjet printers followed a decreasing trend due to the slowdown in emerging economies. In the industry and others sector, demand for semiconductor lithography equipment began to pick up amid a recovery trend from suppressed capital expenditure for memory devices, while lithography equipment used in the production of flat panel displays (FPD) showed healthy market growth for mid- and small-size panels used mainly in smartphones and tablet PCs, and a gradual recovery in demand for large-size panels.

The average values of the yen during the third quarter and first nine months of the year were ¥98.91 and ¥96.92 to the U.S. dollar, respectively, year-on-year depreciations of approximately ¥20 and ¥17, and ¥131.09 and ¥127.54 to the euro, respectively, year-on-year depreciations of approximately ¥33 and ¥26.

Steady sales growth of competitive MFDs and laser printers, along with efforts to increase and maintain market share through the introduction of new interchangeable-lens digital camera and inkjet printer products featuring advanced technologies, led to an increase in third-quarter net sales of 14.2% to ¥913.1 billion (U.S.$9,318 million) from the year-ago period, while net sales for the nine months ended September 30, 2013 totaled ¥2,696.7 billion (U.S.$27,517 million), a year-on-year increase of 6.7%. The gross profit ratio for the third quarter rose 0.7 points year on year to 49.0% thanks to the effects of ongoing cost-cutting efforts along with the depreciation of the yen. The gross profit ratio for the first nine months of the year also increased by 0.4 points to 48.6%. Despite an increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting the increase in operating expenses for the third-quarter to just ¥356.5 billion (U.S.$3,638 million), an increase of 12.9% year on year. Consequently, third-quarter operating profit increased by 27.8% to ¥90.6 billion (U.S.$925 million) compared with the corresponding period of the previous year. Other income decreased by ¥6.9 billion (U.S.$70 million) for the third quarter from the year-ago period due to foreign currency exchange losses while income before income taxes increased by 17.1% year on year to ¥88.1 billion (U.S.$899 million). Third-quarter net income attributable to Canon Inc. increased by 17.3% to ¥58.8 billion (U.S.$600 million) for the third quarter. Operating profit for the initial nine months of the year decreased by 1.0% to ¥243.7 billion (U.S.$2,487 million) owing to the large decline in the first quarter, while income before income taxes decreased 2.5% year on year to ¥247.2 billion (U.S.$2,522 million) over the same period. Net income attributable to Canon Inc. increased by 1.7% to ¥166.2 billion (U.S.$1,696 million) for the nine months ended September 30, 2013.

Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥51.20 (U.S.$0.52), an increase of ¥8.05 (U.S.$0.08) compared with the corresponding quarter of the previous year, and ¥144.40 (U.S.$1.47) for the first nine months of 2013, a year-on-year increase of ¥5.92 (U.S.$0.06).

Results by Segment

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, within the office MFD, sales of color models increased from the year-ago period led by the imageRUNNER ADVANCE C5200/C2200 series, while among production printing systems, the imagePRESS C6010 series continued to perform steadily. As for high speed continuous feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. With regard to laser printers, laser multifunction models recorded strong growth contributing to a year-on-year increase in sales volume. As a result, third-quarter sales for the business unit totaled ¥493.9 billion (U.S.$5,039 million), an increase of 20.6% year on year, while operating profit totaled ¥67.1 billion (U.S.$685 million) an increase of 63.1%. Sales for the combined first nine months of the year totaled ¥1,478.1 billion (U.S.$15,083 million), increasing 13.6% year on year, while operating profit increased by 33.5% to ¥203.4 billion (U.S.$2,075 million).

Within the Imaging System Business Unit, sales of the EOS 5D Mark III, 6D and 70D advanced-amateur-model interchangeable-lens digital cameras continued to grow. Furthermore, especially in Japan, the new entry-level EOS Digital Rebel SL1/T5i cameras proved popular, further contributing to sales and helping the company to maintain its top share of the global market. As for digital compact cameras, although total sales volume declined due to the market slowdown and the increasing popularity of smartphones, sales volume increased from the previous year for such high added-value products as the PowerShot SX50 HS and SX510 HS, each equipped with a high-magnification zoom lens that exceeds the capabilities of lenses offered by smartphones. With regard to inkjet printers, although sales volume of hardware dipped from the year-ago period due to decreased demand in Asian markets, sales of consumable supplies enjoyed solid growth due to the steady accumulation of units currently in operation within the market. As a result, third-quarter sales for the business unit increased by 8.2% to ¥348.6 billion (U.S.$3,558 million), while operating profit totaled ¥56.9 billion (U.S.$581 million), an increase of 8.2%. Sales for the first nine months totaled ¥1,032.8 billion (U.S.$10,538 million), rising 3.8% year on year, while operating profit totaled ¥141.7 billion (U.S.$1,446 million), a decrease of 8.8% year on year.

In the Industry and Others Business Unit, within the semiconductor lithography equipment, sales volume of lithography equipment for memory devices increased from the previous year fueled by renewed investment in capital expenditure by memory manufacturers. As for FPD lithography equipment, although no sales were recorded during the quarter, preparations for fourth quarter sales are proceeding smoothly amid the recovery trend in investment for large-size panels. Consequently, third-quarter sales for the segment totaled ¥95.1 billion (U.S.$970 million), a year-on-year increase of 2.3%, while operating profit decreased ¥13.2 billion (U.S.$134 million), posting a loss of ¥8.1 billion (U.S.$83 million). Sales for the first nine months of the year totaled ¥256.1 billion (U.S.$2,613 million), a decrease of 14.9% year on year, while operating profit recorded a loss of ¥21.5 billion (U.S.$219 million), declining by ¥36.9 billion (U.S.$376 million) from the year-ago period.

Cash Flow

During the first nine months of 2013, cash flow from operating activities totaled ¥343.3 billion (U.S.$3,503 million), an increase of ¥77.5 billion (U.S.$791 million) compared with the corresponding period of the previous year, owing to improvements in working capital through such means as increasing the collection of accounts receivable. Although capital investment focused on new products, cash flow from investing activities increased ¥52.6 billion (U.S.$536 million) year on year to ¥207.6 billion (U.S.$2,118 million) as a result of an increased amount of time deposits included in short-term investments. Accordingly, free cash flow totaled ¥135.7 billion (U.S.$1,385 million), an increase of ¥24.9 billion (U.S.$255 million) compared with the corresponding year-ago period. Cash flow from financing activities recorded an outlay of ¥212.1 billion (U.S.$2,164 million), mainly arising from the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the positive impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥26.2 billion (U.S.$267 million) to ¥640.5 billion (U.S.$6,536 million) from the end of the previous year.

Outlook

As for the outlook in the fourth quarter of 2013, while the U.S. and Japanese economies continue to gradually recover, the global economy is expected to realize only moderate growth owing to the sluggish European economy and deceleration of emerging economies. In particular, the outlook for the year-end shopping season remains uncertain for business segments targeting individual consumers, which are susceptible to the effects of business conditions.

In the businesses in which Canon is involved, demand for MFDs is projected to expand moderately mainly for color models, while demand in the laser printer market is expected to surpass the previous year’s level. As for interchangeable-lens digital cameras, despite favorable growth in Japan owing to an improvement in business sentiment, overseas demand is expected to face challenges due to the sluggish economies of Europe and emerging countries. Within the digital compact camera, the market is projected to continue shrinking, mainly among low-end models, due to the popularity of smartphones. With regard to inkjet printers, demand is expected to continue to decline, primarily in Asian countries. In the industrial equipment market, an improvement in demand is expected to continue contributing to the recovery in investment by device manufacturers, boosting demand for semiconductor lithography equipment. Demand for FPD lithography equipment will likely pick up in line with the recovery in demand for large-size panels in addition to the healthy market for mid- and small-size panels.

With regard to currency exchange rates for the last quarter of 2013, on which Canon’s performance outlook is based, Canon assumes exchange rates of ¥97 to the U.S. dollar and ¥130 to the euro for the fourth quarter, and ¥96.65 to the U.S. dollar and ¥128.24 to the euro for the annual average, representing depreciations of approximately ¥17 against the U.S. dollar, and approximately ¥25 against the euro compared with the previous year.

Upon taking into consideration these foreign exchange rate assumptions and the current economic forecast, Canon projects full-year consolidated net sales in 2013 of ¥3,750.0 billion (U.S.$38,265 million), a year-on-year increase of 7.8%; operating profit of ¥360.0 billion (U.S.$3,673 million), a year-on-year increase of 11.2%; income before income taxes of ¥360.0 billion (U.S.$3,673 million), a year-on-year increase of 5.1%; and net income attributable to Canon Inc. of ¥240.0 billion (U.S.$2,449 million), a year-on-year increase of 6.9%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2013		Change	Year ended December 31, 2012	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	¥3,850,000	¥3,750,000	¥(100,000)	¥3,479,788	+7.8%
Operating profit	380,000	360,000	(20,000)	323,856	+11.2%
Income before income taxes	390,000	360,000	(30,000)	342,557	+5.1%
Net income attributable to Canon Inc.	¥260,000	¥240,000	¥(20,000)	¥224,564	+6.9%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1.    CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2013	As of December 31, 2012	Change	As of September 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥640,521	¥666,678	¥(26,157)	$6,535,929
Short-term investments	54,578	28,322	26,256	556,918
Trade receivables, net	519,893	573,375	(53,482)	5,305,031
Inventories	607,705	551,623	56,082	6,201,071
Prepaid expenses and other current assets	296,308	262,258	34,050	3,023,551

Total current assets	2,119,005	2,082,256	36,749	21,622,500

Noncurrent receivables	18,766	19,702	(936)	191,490
Investments	64,210	56,617	7,593	655,204
Property, plant and equipment, net	1,269,725	1,260,364	9,361	12,956,378
Intangible assets, net	139,343	135,736	3,607	1,421,867
Other assets	434,110	400,828	33,282	4,429,694

Total assets	¥4,045,159	¥3,955,503	¥89,656	$41,277,133

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥1,975	¥1,866	¥109	$20,153
Trade payables	321,281	325,235	(3,954)	3,278,378
Accrued income taxes	38,446	60,057	(21,611)	392,306
Accrued expenses	300,439	291,348	9,091	3,065,704
Other current liabilities	151,418	165,929	(14,511)	1,545,081

Total current liabilities	813,559	844,435	(30,876)	8,301,622
Long-term debt, excluding current installments	1,364	2,117	(753)	13,918
Accrued pension and severance cost	272,021	272,131	(110)	2,775,724
Other noncurrent liabilities	89,639	82,518	7,121	914,685

Total liabilities	1,176,583	1,201,201	(24,618)	12,005,949

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,783,286
Additional paid-in capital	400,718	401,547	(829)	4,088,959
Legal reserve	62,485	61,663	822	637,602
Retained earnings	3,149,047	3,138,976	10,071	32,133,133
Accumulated other comprehensive income (loss)	(215,918)	(367,249)	151,331	(2,203,245)
Treasury stock, at cost	(861,652)	(811,673)	(49,979)	(8,792,368)

Total Canon Inc. stockholders’ equity	2,709,442	2,598,026	111,416	27,647,367

Noncontrolling interests	159,134	156,276	2,858	1,623,817

Total equity	2,868,576	2,754,302	114,274	29,271,184

Total liabilities and equity	¥4,045,159	¥3,955,503	¥89,656	$41,277,133

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2013	As of December 31, 2012		As of September 30, 2013
Notes:

1. Allowance for doubtful receivables	¥13,185	¥12,970		$134,541
2. Accumulated depreciation	2,317,714	2,159,453		23,650,143
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(106,624)	(247,734)		(1,088,000)
Net unrealized gains and losses on securities	7,414	4,146		75,653
Net gains and losses on derivative instruments	(24)	(4,462)		(245)
Pension liability adjustments	(116,684)	(119,199)		(1,190,653)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.    CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2013	Three months ended September 30, 2012	Change(%)		Three months ended September 30, 2013

Net sales	¥913,149	¥799,949	+	14.2	$9,317,847
Cost of sales	466,017	413,194			4,755,276

Gross profit	447,132	386,755	+	15.6	4,562,571
Operating expenses:
Selling, general and administrative expenses	279,124	243,403			2,848,203
Research and development expenses	77,398	72,475			789,776

	356,522	315,878			3,637,979

Operating profit	90,610	70,877	+	27.8	924,592
Other income (deductions):
Interest and dividend income	1,498	1,515			15,286
Interest expense	(106)	(138)			(1,082)
Other, net	(3,946)	2,926			(40,265)

	(2,554)	4,303			(26,061)

Income before income taxes	88,056	75,180	+	17.1	898,531

Income taxes	27,215	24,021			277,704

Consolidated net income	60,841	51,159			620,827
Less: Net income attributable to noncontrolling interests	2,019	1,020			20,603

Net income attributable to Canon Inc.	¥58,822	¥50,139	+	17.3	$600,224

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Change(%)		Nine months ended September 30, 2013

Net sales	¥2,696,682	¥2,528,394	+	6.7	$27,517,163
Cost of sales	1,386,279	1,310,820			14,145,704

Gross profit	1,310,403	1,217,574	+	7.6	13,371,459
Operating expenses:
Selling, general and administrative expenses	838,107	749,594			8,552,112
Research and development expenses	228,559	221,828			2,332,235

	1,066,666	971,422			10,884,347

Operating profit	243,737	246,152	-	1.0	2,487,112
Other income (deductions):
Interest and dividend income	4,239	5,089			43,255
Interest expense	(357)	(513)			(3,643)
Other, net	(440)	2,721			(4,489)

	3,442	7,297			35,123

Income before income taxes	247,179	253,449	-	2.5	2,522,235

Income taxes	75,985	85,524			775,357

Consolidated net income	171,194	167,925			1,746,878
Less: Net income attributable to noncontrolling interests	4,963	4,534			50,643

Net income attributable to Canon Inc.	¥166,231	¥163,391	+	1.7	$1,696,235

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2013	Three months ended September 30, 2012	Change(%)		Three months ended September 30, 2013

Consolidated net income	¥60,841	¥51,159	+	18.9	$620,827
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	5,145	(1,734)			52,500
Net unrealized gains and losses on securities	1,757	(61)			17,929
Net gains and losses on derivative instruments	833	(654)			8,500
Pension liability adjustments	2,900	361			29,591

	10,635	(2,088)			108,520

Comprehensive income	71,476	49,071	+	45.7	729,347
Less: Comprehensive income attributable to noncontrolling interests	2,399	1,241			24,480

Comprehensive income attributable to Canon Inc.	¥69,077	¥47,830	+	44.4	$704,867

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Change(%)		Nine months ended September 30, 2013

Consolidated net income	¥171,194	¥167,925	+	1.9	$1,746,878
Other comprehensive income, net of tax
Foreign currency translation adjustments	142,279	6,632			1,451,827
Net unrealized gains and losses on securities	3,912	928			39,918
Net gains and losses on derivative instruments	4,440	243			45,306
Pension liability adjustments	2,819	949			28,765

	153,450	8,752			1,565,816

Comprehensive income	324,644	176,677	+	83.8	3,312,694
Less: Comprehensive income attributable to noncontrolling interests	6,796	4,777			69,347

Comprehensive income attributable to Canon Inc.	¥317,848	¥171,900	+	84.9	$3,243,347

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.    DETAILS OF SALES

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Three months ended September 30, 2013	Three months ended September 30, 2012	Change(%)		Three months ended September 30, 2013
Office	¥493,865	¥409,351	+	20.6	$5,039,439
Imaging System	348,637	322,086	+	8.2	3,557,520
Industry and Others	95,074	92,942	+	2.3	970,143
Eliminations	(24,427)	(24,430)		-	(249,255)

Total	¥913,149	¥799,949	+	14.2	$9,317,847

	Millions of yen				Thousands of U.S. dollars
Sales by region	Three months ended September 30, 2013	Three months ended September 30, 2012	Change(%)		Three months ended September 30, 2013
Japan	¥167,968	¥165,759	+	1.3	$1,713,959
Overseas:
Americas	257,677	219,993	+	17.1	2,629,357
Europe	262,953	221,740	+	18.6	2,683,194
Asia and Oceania	224,551	192,457	+	16.7	2,291,337

	745,181	634,190	+	17.5	7,603,888

Total	¥913,149	¥799,949	+	14.2	$9,317,847

Results for the nine months	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Change(%)		Nine months ended September 30, 2013
Office	¥1,478,103	¥1,301,252	+	13.6	$15,082,684
Imaging System	1,032,757	995,296	+	3.8	10,538,337
Industry and Others	256,089	301,072	-	14.9	2,613,153
Eliminations	(70,267)	(69,226)		-	(717,011)

Total	¥2,696,682	¥2,528,394	+	6.7	$27,517,163

	Millions of yen				Thousands of U.S. dollars
Sales by region	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Change(%)		Nine months ended September 30, 2013
Japan	¥503,340	¥521,483	-	3.5	$5,136,122
Overseas:
Americas	771,761	673,521	+	14.6	7,875,112
Europe	805,262	725,129	+	11.1	8,216,959
Asia and Oceania	616,319	608,261	+	1.3	6,288,970

	2,193,342	2,006,911	+	9.3	22,381,041

Total	¥2,696,682	¥2,528,394	+	6.7	$27,517,163

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /
High speed continuous feed printers / Wide-format printers / Document solution

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses /
Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors /
Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment / Flat panel display (FPD) lithography equipment / Digital radiography systems / Ophthalmic equipment /
Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors /Network cameras /
Handy terminals / Document scanners

  2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Nine months ended September 30, 2013
Cash flows from operating activities:
Consolidated net income	¥171,194	¥167,925	$1,746,878
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	201,052	185,228	2,051,551
Loss on disposal of fixed assets	7,409	9,582	75,602
Deferred income taxes	(1,998)	(963)	(20,388)
Decrease in trade receivables	100,044	73,160	1,020,857
Increase in inventories	(4,746)	(113,366)	(48,429)
Decrease in trade payables	(59,605)	(29,573)	(608,214)
Increase (decrease) in accrued income taxes	(22,683)	2,649	(231,459)
Decrease in accrued expenses	(13,799)	(17,590)	(140,806)
Increase (decrease) in accrued (prepaid) pension and severance cost	(11,254)	2,621	(114,837)
Other, net	(22,288)	(13,858)	(227,428)

Net cash provided by operating activities	343,326	265,815	3,503,327

Cash flows from investing activities:
Purchases of fixed assets	(180,932)	(233,415)	(1,846,245)
Proceeds from sale of fixed assets	1,378	2,442	14,061
Purchases of available-for-sale securities	(3,198)	(300)	(32,633)
Proceeds from sale and maturity of available-for-sale securities	3,220	223	32,857
(Increase) decrease in time deposits, net	(22,888)	79,312	(233,551)
Acquisitions of subsidiaries, net of cash acquired	(4,914)	(704)	(50,143)
Purchases of other investments	(244)	(796)	(2,490)
Other, net	(31)	(1,795)	(315)

Net cash used in investing activities	(207,609)	(155,033)	(2,118,459)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,248	389	12,735
Repayments of long-term debt	(1,989)	(3,632)	(20,296)
Increase (decrease) in short-term loans, net	176	(4,547)	1,796
Dividends paid	(155,627)	(142,362)	(1,588,031)
Repurchases of treasury stock, net	(49,992)	(149,966)	(510,122)
Other, net	(5,883)	(12,992)	(60,031)

Net cash used in financing activities	(212,067)	(313,110)	(2,163,949)

Effect of exchange rate changes on cash and cash equivalents	50,193	(3,289)	512,173

Net change in cash and cash equivalents	(26,157)	(205,617)	(266,908)
Cash and cash equivalents at beginning of period	666,678	773,227	6,802,837

Cash and cash equivalents at end of period	¥640,521	¥567,610	$6,535,929

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.    NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6.    SEGMENT INFORMATION

(1)  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2013	Three months ended September 30, 2012	Change(%)		Three months ended September 30, 2013
Office
Net sales:
External customers	¥493,030	¥407,661	+	20.9	$5,030,918
Intersegment	835	1,690	-	50.6	8,521

Total	493,865	409,351	+	20.6	5,039,439

Operating cost and expenses	426,771	368,203	+	15.9	4,354,806

Operating profit	¥67,094	¥41,148	+	63.1	$684,633

Imaging System
Net sales:
External customers	¥348,423	¥321,788	+	8.3	$3,555,337
Intersegment	214	298	-	28.2	2,183

Total	348,637	322,086	+	8.2	3,557,520

Operating cost and expenses	291,698	269,478	+	8.2	2,976,510

Operating profit	¥56,939	¥52,608	+	8.2	$581,010

Industry and Others
Net sales:
External customers	¥71,696	¥70,500	+	1.7	$731,592
Intersegment	23,378	22,442	+	4.2	238,551

Total	95,074	92,942	+	2.3	970,143

Operating cost and expenses	103,212	87,907	+	17.4	1,053,184

Operating profit (loss)	¥(8,138)	¥5,035		-	$(83,041)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(24,427)	(24,430)		-	(249,255)

Total	(24,427)	(24,430)		-	(249,255)

Operating cost and expenses	858	3,484		-	8,755

Operating profit	¥(25,285)	¥(27,914)		-	$(258,010)

Consolidated
Net sales:
External customers	¥913,149	¥799,949	+	14.2	$9,317,847
Intersegment	-	-		-	-

Total	913,149	799,949	+	14.2	9,317,847

Operating cost and expenses	822,539	729,072	+	12.8	8,393,255

Operating profit	¥90,610	¥70,877	+	27.8	$924,592

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Change(%)		Nine months ended September 30, 2013
Office
Net sales:
External customers	¥1,472,615	¥1,297,269	+	13.5	$15,026,684
Intersegment	5,488	3,983	+	37.8	56,000

Total	1,478,103	1,301,252	+	13.6	15,082,684

Operating cost and expenses	1,274,746	1,148,946	+	10.9	13,007,613

Operating profit	¥203,357	¥152,306	+	33.5	$2,075,071

Imaging System
Net sales:
External customers	¥1,032,183	¥994,102	+	3.8	$10,532,479
Intersegment	574	1,194	-	51.9	5,858

Total	1,032,757	995,296	+	3.8	10,538,337

Operating cost and expenses	891,059	839,941	+	6.1	9,092,439

Operating profit	¥141,698	¥155,355	-	8.8	$1,445,898

Industry and Others
Net sales:
External customers	¥191,884	¥237,023	-	19.0	$1,958,000
Intersegment	64,205	64,049	+	0.2	655,153

Total	256,089	301,072	-	14.9	2,613,153

Operating cost and expenses	277,593	285,712	-	2.8	2,832,582

Operating profit (loss)	¥(21,504)	¥15,360		-	$(219,429)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(70,267)	(69,226)		-	(717,011)

Total	(70,267)	(69,226)		-	(717,011)

Operating cost and expenses	9,547	7,643		-	97,417

Operating profit	¥(79,814)	¥(76,869)		-	$(814,428)

Consolidated
Net sales:
External customers	¥2,696,682	¥2,528,394	+	6.7	$27,517,163
Intersegment	-	-		-	-

Total	2,696,682	2,528,394	+	6.7	27,517,163

Operating cost and expenses	2,452,945	2,282,242	+	7.5	25,030,051

Operating profit	¥243,737	¥246,152	-	1.0	$2,487,112

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2013	Three months ended September 30, 2012	Change(%)		Three months ended September 30, 2013
Japan
Net sales:
External customers	¥192,300	¥185,558	+	3.6	$1,962,245
Intersegment	498,894	462,541	+	7.9	5,090,755

Total	691,194	648,099	+	6.6	7,053,000

Operating cost and expenses	614,605	579,714	+	6.0	6,271,480

Operating profit	¥76,589	¥68,385	+	12.0	$781,520

Americas
Net sales:
External customers	¥257,536	¥219,710	+	17.2	$2,627,918
Intersegment	1,938	6,068	-	68.1	19,776

Total	259,474	225,778	+	14.9	2,647,694

Operating cost and expenses	250,210	219,042	+	14.2	2,553,163

Operating profit	¥9,264	¥6,736	+	37.5	$94,531

Europe
Net sales:
External customers	¥262,358	¥221,338	+	18.5	$2,677,122
Intersegment	13,749	1,258	+	992.9	140,296

Total	276,107	222,596	+	24.0	2,817,418

Operating cost and expenses	273,939	212,481	+	28.9	2,795,296

Operating profit	¥2,168	¥10,115	-	78.6	$22,122

Asia and Oceania
Net sales:
External customers	¥200,955	¥173,343	+	15.9	$2,050,562
Intersegment	244,411	190,111	+	28.6	2,493,989

Total	445,366	363,454	+	22.5	4,544,551

Operating cost and expenses	421,239	351,425	+	19.9	4,298,357

Operating profit	¥24,127	¥12,029	+	100.6	$246,194

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(758,992)	(659,978)		-	(7,744,816)

Total	(758,992)	(659,978)		-	(7,744,816)

Operating cost and expenses	(737,454)	(633,590)		-	(7,525,041)

Operating profit	¥(21,538)	¥(26,388)		-	$(219,775)

Consolidated
Net sales:
External customers	¥913,149	¥799,949	+	14.2	$9,317,847
Intersegment	-	-		-	-

Total	913,149	799,949	+	14.2	9,317,847

Operating cost and expenses	822,539	729,072	+	12.8	8,393,255

Operating profit	¥90,610	¥70,877	+	27.8	$924,592

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Change(%)		Nine months ended September 30, 2013
Japan
Net sales:
External customers	¥551,259	¥599,352	-	8.0	$5,625,092
Intersegment	1,397,770	1,397,550	+	0.0	14,262,959

Total	1,949,029	1,996,902	-	2.4	19,888,051

Operating cost and expenses	1,711,999	1,755,339	-	2.5	17,469,378

Operating profit	¥237,030	¥241,563	-	1.9	$2,418,673

Americas
Net sales:
External customers	¥768,520	¥667,809	+	15.1	$7,842,041
Intersegment	8,583	18,157	-	52.7	87,581

Total	777,103	685,966	+	13.3	7,929,622

Operating cost and expenses	756,561	670,672	+	12.8	7,720,010

Operating profit	¥20,542	¥15,294	+	34.3	$209,612

Europe
Net sales:
External customers	¥805,219	¥723,819	+	11.2	$8,216,520
Intersegment	39,850	4,311	+	824.4	406,633

Total	845,069	728,130	+	16.1	8,623,153

Operating cost and expenses	849,862	701,332	+	21.2	8,672,061

Operating profit (loss)	¥(4,793)	¥26,798		-	$(48,908)

Asia and Oceania
Net sales:
External customers	¥571,684	¥537,414	+	6.4	$5,833,510
Intersegment	662,584	596,338	+	11.1	6,761,061

Total	1,234,268	1,133,752	+	8.9	12,594,571

Operating cost and expenses	1,180,587	1,089,659	+	8.3	12,046,806

Operating profit	¥53,681	¥44,093	+	21.7	$547,765

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(2,108,787)	(2,016,356)		-	(21,518,234)

Total	(2,108,787)	(2,016,356)		-	(21,518,234)

Operating cost and expenses	(2,046,064)	(1,934,760)		-	(20,878,204)

Operating profit	¥(62,723)	¥(81,596)		-	$(640,030)

Consolidated
Net sales:
External customers	¥2,696,682	¥2,528,394	+	6.7	$27,517,163
Intersegment	-	-		-	-

Total	2,696,682	2,528,394	+	6.7	27,517,163

Operating cost and expenses	2,452,945	2,282,242	+	7.5	25,030,051

Operating profit	¥243,737	¥246,152	-	1.0	$2,487,112

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7.    SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY

      None.

8.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	September 30, 2013	December 31, 2012	Change
Subsidiaries	263	275	(12)
Affiliates	10	9	1
Total	273	284	(11)

2.	Change in Group Entities

Subsidiaries
Addition:	18 companies
Removal:	30 companies

Affiliates(Carried at Equity Basis)
Addition:	1 company

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2)  SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

Oct. 24, 2013

CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER

AND NINE MONTHS ENDED SEPTEMBER 30, 2013

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1
2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen	)

	2013			2012			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Japan
Office	85,181	270,820	-	87,294	274,887	368,939	-2.4%	-1.5%	-
Imaging System	52,183	139,867	-	46,678	139,062	213,465	+11.8%	+0.6%	-
Industry and Others	30,604	92,653	-	31,787	107,534	137,882	-3.7%	-13.8%	-
Total	167,968	503,340	717,300	165,759	521,483	720,286	+1.3%	-3.5%	-0.4%
Overseas
Office	407,849	1,201,795	-	320,367	1,022,382	1,383,021	+27.3%	+17.5%	-
Imaging System	296,240	892,316	-	275,110	855,040	1,190,929	+7.7%	+4.4%	-
Industry and Others	41,092	99,231	-	38,713	129,489	185,552	+6.1%	-23.4%	-
Total	745,181	2,193,342	3,032,700	634,190	2,006,911	2,759,502	+17.5%	+9.3%	+9.9%
Americas
Office	164,728	470,991	-	130,849	395,562	530,382	+25.9%	+19.1%	-
Imaging System	85,563	274,180	-	79,239	246,505	366,888	+8.0%	+11.2%	-
Industry and Others	7,386	26,590	-	9,905	31,454	42,603	-25.4%	-15.5%	-
Total	257,677	771,761	1,057,600	219,993	673,521	939,873	+17.1%	+14.6%	+12.5%
Europe
Office	163,676	505,803	-	130,720	431,790	597,341	+25.2%	+17.1%	-
Imaging System	92,779	282,099	-	86,489	278,090	394,612	+7.3%	+1.4%	-
Industry and Others	6,498	17,360	-	4,531	15,249	22,085	+43.4%	+13.8%	-
Total	262,953	805,262	1,132,400	221,740	725,129	1,014,038	+18.6%	+11.1%	+11.7%
Asia and Oceania
Office	79,445	225,001	-	58,798	195,030	255,298	+35.1%	+15.4%	-
Imaging System	117,898	336,037	-	109,382	330,445	429,429	+7.8%	+1.7%	-
Industry and Others	27,208	55,281	-	24,277	82,786	120,864	+12.1%	-33.2%	-
Total	224,551	616,319	842,700	192,457	608,261	805,591	+16.7%	+1.3%	+4.6%
Intersegment
Office	835	5,488	-	1,690	3,983	5,615	-50.6%	+37.8%	-
Imaging System	214	574	-	298	1,194	1,577	-28.2%	-51.9%	-
Industry and Others	23,378	64,205	-	22,442	64,049	84,406	+4.2%	+0.2%	-
Eliminations	(24,427)	(70,267)	-	(24,430)	(69,226)	(91,598)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	493,865	1,478,103	1,994,900	409,351	1,301,252	1,757,575	+20.6%	+13.6%	+13.5%
Imaging System	348,637	1,032,757	1,465,000	322,086	995,296	1,405,971	+8.2%	+3.8%	+4.2%
Industry and Others	95,074	256,089	383,000	92,942	301,072	407,840	+2.3%	-14.9%	-6.1%
Eliminations	(24,427)	(70,267)	(92,900)	(24,430)	(69,226)	(91,598)	-	-	-
Total	913,149	2,696,682	3,750,000	799,949	2,528,394	3,479,788	+14.2%	+6.7%	+7.8%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2013			2012			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Office
External customers	493,030	1,472,615	1,988,800	407,661	1,297,269	1,751,960	+20.9%	+13.5%	+13.5%
Intersegment	835	5,488	6,100	1,690	3,983	5,615	-50.6%	+37.8%	+8.6%
Total sales	493,865	1,478,103	1,994,900	409,351	1,301,252	1,757,575	+20.6%	+13.6%	+13.5%
Operating profit	67,094	203,357	272,300	41,148	152,306	203,578	+63.1%	+33.5%	+33.8%
% of sales	13.6%	13.8%	13.6%	10.1%	11.7%	11.6%	-	-	-
Imaging System
External customers	348,423	1,032,183	1,464,100	321,788	994,102	1,404,394	+8.3%	+3.8%	+4.3%
Intersegment	214	574	900	298	1,194	1,577	-28.2%	-51.9%	-42.9%
Total sales	348,637	1,032,757	1,465,000	322,086	995,296	1,405,971	+8.2%	+3.8%	+4.2%
Operating profit	56,939	141,698	211,800	52,608	155,355	210,318	+8.2%	-8.8%	+0.7%
% of sales	16.3%	13.7%	14.5%	16.3%	15.6%	15.0%	-	-	-
Industry and Others
External customers	71,696	191,884	297,100	70,500	237,023	323,434	+1.7%	-19.0%	-8.1%
Intersegment	23,378	64,205	85,900	22,442	64,049	84,406	+4.2%	+0.2%	+1.8%
Total sales	95,074	256,089	383,000	92,942	301,072	407,840	+2.3%	-14.9%	-6.1%
Operating profit	(8,138)	(21,504)	(19,000)	5,035	15,360	5,910	-	-	-
% of sales	-8.6%	-8.4%	-5.0%	5.4%	5.1%	1.4%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(24,427)	(70,267)	(92,900)	(24,430)	(69,226)	(91,598)	-	-	-
Total sales	(24,427)	(70,267)	(92,900)	(24,430)	(69,226)	(91,598)	-	-	-
Operating profit	(25,285)	(79,814)	(105,100)	(27,914)	(76,869)	(95,950)	-	-	-
Consolidated
External customers	913,149	2,696,682	3,750,000	799,949	2,528,394	3,479,788	+14.2%	+6.7%	+7.8%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	913,149	2,696,682	3,750,000	799,949	2,528,394	3,479,788	+14.2%	+6.7%	+7.8%
Operating profit	90,610	243,737	360,000	70,877	246,152	323,856	+27.8%	-1.0%	+11.2%
% of sales	9.9%	9.0%	9.6%	8.9%	9.7%	9.3%	-	-	-
								(P)=Projection

3. OTHER INCOME / DEDUCTIONS							(Millions of yen)
	2013			2012			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Interest and dividend, net	1,392	3,882	5,100	1,377	4,576	5,770	+15	(694)	(670)
Forex gain (loss)	(3,939)	(6,083)	(10,000)	1,986	(1,347)	9,130	(5,925)	(4,736)	(19,130)
Equity earnings (loss) of affiliated companies	(481)	(356)	(200)	247	674	610	(728)	(1,030)	(810)
Other, net	474	5,999	5,100	693	3,394	3,191	(219)	+2,605	+1,909
Total	(2,554)	3,442	0	4,303	7,297	18,701	(6,857)	(3,855)	(18,701)
								(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2013			2012
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Office
Monochrome copiers	16%	16%	16%	16%	16%	16%
Color copiers	18%	19%	19%	19%	19%	19%
Printers	44%	44%	42%	44%	44%	44%
Others	22%	21%	23%	21%	21%	21%
Imaging System
Cameras	68%	68%	68%	71%	71%	70%
Inkjet printers	24%	24%	25%	22%	21%	22%
Others	8%	8%	7%	7%	8%	8%
Industry and Others
Lithography equipment	9%	10%	18%	14%	18%	15%
Others	91%	90%	82%	86%	82%	85%
						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2013
	3rd quarter	YTD	Year (P)
Office
Japan	-2.4%	-1.5%	-
Overseas	-0.1%	-4.3%	-
Total	-0.8%	-3.6%	-3.2%
Imaging System
Japan	+11.8%	+0.6%	-
Overseas	-16.0%	-15.3%	-
Total	-12.0%	-13.1%	-11.9%
Industry and Others
Japan	-3.7%	-13.8%	-
Overseas	-4.0%	-31.0%	-
Total	-1.9%	-18.2%	-9.6%
Total
Japan	+1.3%	-3.5%	-0.4%
Overseas	-7.3%	-10.7%	-9.5%
Americas	-7.1%	-6.2%	-7.4%
Europe	-10.0%	-10.9%	-9.9%
Asia and Oceania	-4.3%	-15.5%	-11.4%
Total	-5.5%	-9.2%	-7.6%
			(P)=Projection

- S3 -

Canon Inc.

6. PROFITABILITY

	2013		2012
	YTD	Year (P)	YTD	Year
ROE *1	8.4%	8.9%	8.8%	8.7%
ROA *2	5.5%	5.9%	5.7%	5.7%
				(P)=Projection

*1 Return on Equity; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity

*2 Return on Assets; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen)
	2013			2012
	3rd quarter	4th quarter (P)	Year (P)	3rd quarter	Year
Yen/US$	98.91	97.00	96.95	78.58	79.96
Yen/Euro	131.09	130.00	128.24	98.48	102.80
					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2013
	3rd quarter	Year (P)
US$	+68.3	+240.1
Euro	+52.7	+171.6
Other currencies	+20.3	+77.0
Total	+141.3	+488.7
	(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2013
	4th quarter (P)
On sales
US$	4.7
Euro	2.1
On operating profit
US$	1.8
Euro	1.2
	(P)=Projection

8. STATEMENTS OF CASH FLOWS			(Millions of yen)
	2013		2012
	3rd quarter	Year (P)	3rd quarter	Year
Net cash provided by operating activities	125,437	515,000	63,848	384,077
Net cash used in investing activities	(68,343)	(300,000)	(43,256)	(212,740)
Free cash flow	57,094	215,000	20,592	171,337
Net cash used in financing activities	(126,713)	(210,000)	(125,569)	(319,739)
Effect of exchange rate changes on cash and cash equivalents	2,366	38,300	(1,460)	41,853
Net change in cash and cash equivalents	(67,253)	43,300	(106,437)	(106,549)
Cash and cash equivalents at end of period	640,521	710,000	567,610	666,678
				(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE				(Millions of yen)
	2013		2012
	3rd quarter	Year (P)	3rd quarter	Year
Office	26,117	-	24,854	99,484
Imaging System	20,638	-	19,471	83,948
Industry and Others	6,703	-	6,122	25,635
Corporate and Eliminations	23,940	-	22,028	87,397
Total	77,398	300,000	72,475	296,464
% of sales	8.5%	8.0%	9.1%	8.5%
				(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION				(Millions of yen)
	2013		2012
	3rd quarter	Year (P)	3rd quarter	Year
Increase in PP&E	47,076	230,000	57,339	270,457
Depreciation and amortization	69,399	255,000	64,322	258,133
				(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2013	2012	Difference
	Sep.30	Dec.31
Office	226,946	201,661	+25,285
Imaging System	254,270	245,973	+8,297
Industry and Others	126,489	103,989	+22,500
Total	607,705	551,623	+56,082

(2) Inventories/Sales*			(Days)
	2013	2012	Difference
	Sep.30	Dec.31
Office	41	43	(2)
Imaging System	63	61	+2
Industry and Others	176	124	+52
Total	59	57	+2
*Index based on the previous six months sales.

12. DEBT RATIO
	2013	2012	Difference
	Sep.30	Dec.31
Total debt / Total assets	0.1%	0.1%	0.0%

13. OVERSEAS PRODUCTION RATIO
	2013	2012
	YTD	Year
Overseas production ratio	58%	52%

14. NUMBER OF EMPLOYEES
	2013	2012	Difference
	Sep.30	Dec.31
Japan	70,162	70,234	(72)
Overseas	127,509	126,734	+775
Total	197,671	196,968	+703

- S5 -